Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Financial Condition
December 31, 2015 and 2014

	2015	2014
Assets		
Cash and cash equivalents	$ 1,525,379	$ 1,879,536
Deposit with clearing broker	100,000	100,000
Receivable from clearing broker	2,156,308	2,346,306
Receivable from affiliates	289,490	252,768
Other assets	527,089	393,287
Total assets	$ 4,598,266	$ 4,971,897
Liabilities and Stockholder's Equity		
Accrued expenses and other liabilities	$ 1,306,621	$ 1,304,619
Commitments and contingencies (Note 4)		
Stockholder's equity		
Common stock, $0.01 par value, 10,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid in capital	3,018,932	3,018,932
Accumulated earnings	272,712	648,345
	3,291,645	3,667,278
Total liabilities and stockholder's equity	$ 4,598,266	$ 4,971,897

The accompanying notes are an integral part of these financial statements.